Raytech Holding Limited

January 29, 2024

VIA EMAIL

Division of Corporation Finance
Office of Manufacturing
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-6010

Re:	Raytech Holding Limited Amendment No. 2 to Form F-1 Filed January 18, 2024 File No. 333-275197

Ladies and Gentlemen:

This letter is in response to the letter dated January 22, 2024 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Raytech Holding Limited (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. The amendment to the Registration Statement on Form F-1 (the “Amended Registration Statement”) is being filed to accompany this letter.

Amendment No. 2 to Form F-1

Related Party Transactions, page 110

1.	We note from your disclosures on pages F-23 and F-41 that you have an outstanding amount due from a director ($99,776) as of September 30, 2023. Please clarify, or revise as necessary, your statement that the amount due from a director was wholly settled in cash subsequently in July 2023.

Response: We respectfully advise the Staff that the $99,776 due from the director was wholly settled in cash in January 2024. We accordingly revised the disclosure on page 110 of the Amended Registration Statement.

2.	Section 402 of the Sarbanes-Oxley Act of 2002 prohibits public companies from extending or maintaining credit in the form of personal loans to or for any director or executive officer. To the extent necessary, disclose the action that will be taken to ensure any applicable arrangements will be extinguished prior to the completion of the initial public offering, or tell us why this provision does not apply to the loan to Mr. Ching disclosed in this section.

Response:  We respectfully advise the Staff that the Company has adopted a code of business conduct and ethics, which will become effective upon the effectiveness of the registration statement and has been filed as an exhibit to the Amended Registration Statement. The code of business conduct and ethics prohibits loans by the Company to, or guarantees by the Company of obligations of, any director or executive officer of the Company or their family members.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Arila Zhou, Esq., of Robinson & Cole LLP, at (212) 451-2908.

[Signature Page Follows]

Very truly yours,

By:	/s/ Tim Hoi Ching
Tim Hoi Ching
Chief Executive Officer

cc:	Arila Zhou, Esq.
Robinson & Cole LLP